UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

THE TALBOTS, INC.

(Name of Subject Company (Issuer))

TLB MERGER SUB INC.
TLB HOLDINGS LLC

(Name of Filing Persons (Offeror))

SYCAMORE PARTNERS, L.P.

SYCAMORE PARTNERS A, L.P.

SYCAMORE PARTNERS MANAGEMENT, L.L.C.

(Name of Filing Persons — Other Person(s))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Stefan L. Kaluzny

TLB Merger Sub Inc.

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Tel: (212) 796-8500

Fax: (212) 796-8501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James P. Faley, Jr.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5792

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,252,204.75	$22,147

*                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 70,273,529 shares of common stock, par value $0.01 per share, at $2.75 per share.

**          Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$22,147	Filing Party:	TLB Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 15, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 10 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by TLB Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Common Stock”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), of The Talbots, Inc., a Delaware corporation (“Talbots”), at a price of $2.75 per share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 15, 2012 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, except those items as to which information is specifically provided herein.  Capitalized used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

Regulation M-A Items 1001 — 1009 and Regulation M-A Item 1011.

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby revised to add the following:

On July 27, 2012, Purchaser extended the Expiration Time of the Offer until 5:00 p.m., New York City time, on August 2, 2012.  The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on July 27, 2012.   The press release announcing the extension of the Offer is filed as Exhibit (a)(5)(xvii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Regulation M-A Item 1016

Exhibit No.	Description
(a)(5)(xvii)	Press Release issued by Sycamore Partners on July 27, 2012.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

TLB HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

TLB MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

SYCAMORE PARTNERS, L.P.

By: Sycamore Partners GP, L.L.C.
Its: General Partner

By: Sycamore Partners MM, L.L.C.
Its: Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

SYCAMORE PARTNERS A, L.P.

By: Sycamore Partners GP, L.L.C.
Its: General Partner

By: Sycamore Partners MM, L.L.C.
Its: Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

SYCAMORE PARTNERS MANAGEMENT, L.L.C.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Director

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 15, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.*
(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).*
(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).*
(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).*
(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).*
(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).*
(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).*
(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).*
(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).*
(a)(5)(ix)	Class Action Complaint dated June 15, 2012 (Benjamin Wong v. Gary M. Pfeiffer, et al.).*
(a)(5)(x)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.).*
(a)(5)(xi)	Consolidated Amended Class Action Complaint, dated July 2, 2012 (In re Talbots, Inc. Shareholders Litigation).*
(a)(5)(xii)	Class Action Complaint dated July 6, 2012 (Rina Brodt v. The Talbots, Inc., et al.).*
(a)(5)(xiii)	Press Release issued by Sycamore Partners on July 16, 2012.*
(a)(5)(xiv)	Press Release issued by Sycamore Partners and The Talbots, Inc. on July 20, 2012.*
(a)(5)(xv)

Memorandum of Understanding, dated as of July 23, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on July 24, 2012).*

(a)(5)(xvi)	Press release issued by Sycamore Partners on July 26, 2012.*
(a)(5)(xvii)	Press release issued by Sycamore Partners on July 27, 2012.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.*
(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.*
(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.*
(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.*
(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.*
(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.*
(d)(7)

Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.*

(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, between Parent, Purchaser and Talbots.*
(d)(9)	Amendment No. 1 to Agreement and Plan of Merger, dated July 20, 2012, among Parent, Purchaser and The Talbots, Inc.*
(g)	None.
(h)	None.

*Previously filed.

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